                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13D
                                   (RULE 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. ____)*

                               Autotote Corporation
    ----------------------------------------------------------------------------
                                  (Name of Issuer)

                       Common Stock, par value $0.01 per share
    ----------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    053323 10 1
                                   -------------
                                   (CUSIP Number)

                                   Kenneth Liang
                       Managing Director and General Counsel
                          Oaktree Capital Management, LLC
                         550 South Hope Street, 22nd Floor
                           Los Angeles, California  90071
                                 (213) 614-0900
----------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                  October 2, 1998
    ----------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. /x/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                           (Continued on following pages)
                                (Page 1 of 10 Pages)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

-----------------------------                ------------------------------
CUSIP NO.  053323 10 1                       PAGE  2   OF  10    PAGES
-----------------------------                ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Oaktree Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)/ /
                                                                         (b)/X/


--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     Not applicable.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT      / /
     TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     California
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
NUMBER OF
                              7,681,200
SHARES              ------------------------------------------------------------
                         8    SHARED VOTING POWER
BENEFICIALLY
                              -0-
OWNED BY            ------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
EACH
                              7,681,200
REPORTING           ------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
PERSON WITH
                              -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,681,200
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     20.38%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, OO
--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D

-----------------------------                ------------------------------
CUSIP NO. 053323 10 1                        PAGE  3   OF  10  PAGES
-----------------------------                ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OCM Opportunities Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                      (B)/X/


--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     OO, WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
NUMBER OF
                              6,465,492
SHARES              ------------------------------------------------------------
                         8    SHARED VOTING POWER
BENEFICIALLY
                              -0-
OWNED BY            ------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
EACH
                              6,465,492
REPORTING           ------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
PERSON WITH
                              -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,465,492

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.33%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D

-----------------------------                ------------------------------
CUSIP NO. 053323 10 1                        PAGE  4  OF  10  PAGES
-----------------------------                ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OCM Principal Opportunities Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)/ /
                                                                         (B)/X/


--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     OO, WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
NUMBER OF
                              1,000,000
SHARES              ------------------------------------------------------------
                         8    SHARED VOTING POWER
BENEFICIALLY
                              -0-
OWNED BY            ------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
EACH
                              1,000,000
REPORTING           ------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
PERSON WITH
                              -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.78%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                       PAGE  5   OF  10  PAGES


ITEM 1.       SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Autotote Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 750 Lexington Avenue, 25th Floor, New York, New York 10022.

ITEM 2.       IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of :

       (1) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), in its capacity as general partner of the Opportunities Fund and the Principal Opportunities Fund (see below);

       (2) OCM Opportunities Fund, L.P., a Delaware limited partnership (the "Opportunities Fund"); and

       (3) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership (the "Principal Fund" and, together with the Opportunities Fund, collectively, the "Funds").

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The Opportunities Fund is a limited partnership which generally invests in the securities and other obligations of distressed entities. The Principal Opportunities Fund is a limited partnership which generally invests in entities in which there is a potential for the fund to exercise significant influence over such entities. Oaktree is also the investment manager of a third party account (the "Oaktree Account") which invests in securities similar to those in which the Opportunities Fund invests. Based on Oaktree's relationship with the Funds and the Oaktree Account, Oaktree may be deemed to beneficially own the shares of Common Stock held by both the Funds and the Oaktree Account.

(a)-(c) & (f)

Oaktree is the general partner of each of the Funds. The address of the principal business and principal office for Oaktree, the Funds and the portfolio managers is 550 South Hope Street, 22nd floor, Los Angeles, California 90071. The members and executive officers of Oaktree and the Funds are listed below. The principal address for each member and executive officer of Oaktree and the Funds is 550 South Hope Street, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.


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                                                        PAGE  6   OF  10  PAGES

Executive Officers & Members

Howard S. Marks      Chairman and Principal
Bruce A. Karsh       President and Principal
Sheldon M. Stone     Principal
David Richard Masson Principal
Larry W. Keele       Principal
Stephen A. Kaplan    Principal
Russel S. Bernard    Principal
David Kirchheimer    Managing Director and Chief Financial and Administrative
                     Officer
Kenneth Liang        Managing Director and General Counsel

PORTFOLIO MANAGERS
Stephen A. Kaplan           Principal
Bruce A. Karsh              President and Principal

(d)-(e)

During the last five years, neither Oaktree, the Funds, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Opportunities Fund holds 4,785,492 shares of the Issuer's Common Stock as of the date hereof. The Opportunities Fund used $11,080,043 of funds obtained from its working capital for the acquisition of such shares of Common Stock. The Opportunities Fund also owns $33,600,000 aggregate principal amount of the Issuer's 51/2% Convertible Subordinated Debentures (the "Debentures") which are convertible into approximately 1,680,000 shares of the Issuer's Common Stock. The Debentures were obtained using $18,774,819 of the working capital of the Opportunities Fund.

The Oaktree Account holds 148,008 shares of the Issuer's Common Stock as of the date hereof. Such shares were obtained using $342,690 of the working capital of the Oaktree Account. The Oaktree Account also owns $1,400,000 aggregate principal amount of Debentures convertible into approximately 70,000 shares of the Issuer's Common Stock. The Debentures were obtained using $782,284 of the working capital of Oaktree Account.

The Principal Opportunities Fund holds 1,000,000 shares of the Issuer's Common Stock as of the date hereof. Such shares were obtained using $1,680,000 of the working capital of the Principal Opportunities Fund.

                                                        PAGE  7   OF  10  PAGES

ITEM 4.       PURPOSE OF TRANSACTION

The shares of the Issuer's Common Stock described herein were acquired for investment purposes.

Oaktree, as the general partner of the Funds, will evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired by either of the Funds. The investment strategy of the Opportunities Fund is generally to invest in the securities and other obligations of distressed entities. The investment strategy of the Principal Opportunities Fund is generally to invest in entities in which there is a potential to exercise significant influence over such entities. Additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock beneficially owned by Oaktree and the Funds may be sold. Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Schedule 13D, the Opportunities Fund owns and has sole power to vote and dispose of 6,465,492 shares of Common Stock of the Issuer (approximately 17.16% of the outstanding shares of the Issuer's Common Stock), including approximately 1,680,000 shares of the Issuer's Common Stock issuable upon conversion of the Debentures.

As of the date of this Schedule 13D, the Principal Opportunities Fund owns and has sole power to vote and dispose of 1,000,000 shares of the Issuer's Common Stock (approximately 2.78% of the outstanding shares of the Issuer's Common Stock).

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the Funds and manager of the Oaktree Account, may be deemed to be beneficially own 7,681,200 shares of Common Stock of the Issuer (approximately 20.38% of the outstanding shares of the Issuer's Common Stock).

(b) Oaktree has discretionary authority and control over all of the assets of the Funds and the Oaktree Account pursuant to its status as general partner of the Funds and investment manager of the Oaktree Account, including the power to vote and dispose of the Issuer's Common Stock. Therefore, Oaktree has the power to vote and dispose of 7,681,200 shares of the Issuer's Common Stock.

(c) On November 2, 1998, the Principal Opportunities Fund purchased 1,000,000 shares of the Issuer's Common Stock in the open market at a price of $1.6875 per share.

                                                        PAGE  8   OF  10  PAGES

During the last 60 days, the Opportunities Fund made the following purchases of shares of the Issuer's Common Stock in the open market at the prices indicated:


        Date of Purchase           Number of Shares         Price per Share ($)
        ----------------           ----------------         -------------------
       September 4, 1998               26,675                    1.926
       September 8, 1998               57,909                    2.000
       September 9, 1998                6,305                    2.000
       September 10, 1998              19,400                    2.000

During the last 60 days, the Oaktree Account made the following purchases of shares of the Issuer's Common Stock in the open market at the prices indicated:


       Date of Purchase            Number of Shares         Price per Share ($)
       ----------------            ----------------         -------------------
       September 4, 1998                  825                    1.926
       September 8, 1998                1,791                    2.000
       September 9, 1998                  195                    2.000
       September 10, 1998                 600                    2.000

Oaktree, as general partner of the Funds and investment manager of the Oaktree Account, may be deemed to beneficially own the shares of the Issuer's Common Stock which were purchased by the Funds and the Oaktree Account. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement. Other than these transactions, neither the Funds nor Oaktree and, to the best of their knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer's Common Stock during the last 60 days.

(d)  None

(e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Oaktree, as general partner of the Funds and manager of the Oaktree Account, receives a management fee for managing the assets of the Funds and the Oaktree Account and has a carried interest in the Funds and earns an incentive fee from the Oaktree Account.

                                                        PAGE  9   OF  10  PAGES

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Funds.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1- A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                                                        PAGE  10   OF  10  PAGES

                                     SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 3rd day of November, 1998.

OAKTREE CAPITAL MANAGEMENT, LLC



By: /s/Kenneth Liang
    -----------------------------------------
    Kenneth Liang
    Managing Director and General Counsel



OCM OPPORTUNITIES FUND, L.P.



By: /s/Kenneth Liang
    -----------------------------------------
    Kenneth Liang
    Managing Director and General Counsel of Oaktree Capital Management, LLC, general partner of OCM Opportunities Fund, L.P.



OCM PRINCIPAL OPPORTUNITIES FUND, L.P.



By: /s/Kenneth Liang
    -----------------------------------------
    Kenneth Liang
    Managing Director and General Counsel of Oaktree Capital Management, LLC, general partner of OCM Principal Opportunities Fund, L.P.

                                                                      EXHIBIT 1
                               JOINT FILING AGREEMENT

              Each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of this 3rd day of November, 1998.

OAKTREE CAPITAL MANAGEMENT, LLC



By: /s/Kenneth Liang
    -----------------------------------------
    Kenneth Liang
    Managing Director and General Counsel



OCM OPPORTUNITIES FUND, L.P.



By: /s/Kenneth Liang
    -----------------------------------------
    Kenneth Liang
    Managing Director and General Counsel of Oaktree Capital Management, LLC, general partner of OCM Opportunities Fund, L.P.



OCM PRINCIPAL OPPORTUNITIES FUND, L.P.



By: /s/Kenneth Liang
    -----------------------------------------
    Kenneth Liang
    Managing Director and General Counsel of Oaktree Capital Management, LLC, general partner of OCM Principal Opportunities Fund, L.P.